Filed by HanesBrands Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HanesBrands Inc.

Commission File No.: 001-32891

Date: August 13, 2025

Transcript of Investor Call

The following is a transcript of the investor call held by Gildan Activewear Inc. and HanesBrands Inc. on August 13, 2025 to discuss the proposed transaction.

Operator: Ladies and gentlemen, thank you for standing by and welcome to today’s conference call. Please be advised that today’s call is being recorded. I would now like to hand the conference over to Jessy Hayem, Senior Vice President, Head of Investor Relations and Global Communications. Please go ahead.

Jessy Hayem

Senior Vice President, Head-Investor Relations & Global Communications, Gildan Activewear Inc.

Thank you, Sarah, and good morning, everyone. Thank you for joining us on such short notice. Earlier today, we were excited to announce that Gildan and HanesBrands have agreed to combine their businesses to create a global basic apparel leader pursuant to a definitive merger agreement that was entered into by the two companies. On today’s call, we’ll take you through some of the details about the proposed transaction, including the acquisition rationale, transaction terms and financing and we’ll discuss Gildan’s three-year outlook assuming completion of the proposed transaction and reflecting its impact.

Joining me on the call today are Glenn Chamandy, President and CEO of Gildan; Luca Barile, Executive Vice President, Chief Financial Officer of Gildan; and Steve Bratspies, CEO of HanesBrands. We’ll go over some prepared remarks and then a question-and-answer session will follow. Please note that the press release announcing the proposed transaction as well as a support presentation, are now available on Gildan’s and HanesBrands’ corporate websites.

Before we begin, please take note that certain statements included in this conference call may constitute forward- looking statements, which involve unknown and known risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to Gildan’s and HanesBrands’ filings with the US Securities and Exchange Commission, and in the case of Gildan, the Canadian Securities Regulatory Authorities, including the announcement press release filed earlier today, and particularly the cautionary statement regarding forward-looking statements included in the press release. All of the forward-looking statements on today’s call are expressly qualified by this cautionary statement.

Please also take note that this conference call is not a solicitation of proxies in connection with the transaction. However, under SEC rules, Gildan, HanesBrands and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. We refer you to Gildan’s and HanesBrands’ filings with the US Securities and Exchange Commission, and in the case of Gildan, the Canadian Securities Regulatory Authorities, including the announcement press release filed earlier today for additional information about Gildan’s and HanesBrands’ directors and executive officers.

During this call, we’ll also discuss certain non-GAAP financial and other measures, including pro forma measures. We refer you to the announcement press release and the relevant filings made by each party with US and Canadian securities regulatory authorities for additional information on these measures.

And now, I’ll turn it over to Glenn.

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Thank you, Jessy. And good morning, everyone. Today is a historic moment in Gildan’s journey. Earlier today, we announced that Gildan entered into a definitive agreement to acquire HanesBrands, a leading manufacturer and marketer of branded innerwear products for a total enterprise value of $4.4 billion. Together with Hanes, the combination will create a global basic apparel leader with access to iconic innerwear brands and further strengthen our low-cost vertically integrated manufacturing network. And we’ll achieve a scale that distinctly sets us apart.

The combination with Hanes strengths our positioning with an opportunity to expand the heritage HanesBrands presence in activewear across channels, while enhancing Gildan’s retail reach for its portfolio brands. Further, our state-of-the-art low-cost vertically integrated platform will be utilized to enhance efficiencies and drive additional innovations. We are excited about the next stage of growth and remain focused on supporting our customers and continuing to drive long-term shareholder value. I’m also extremely pleased to welcome the Hanes team to the Gildan family.

And with that, I’ll turn the call over to Stephen, who is with us today, and then I’ll come back to provide more details about what we believe is a compelling strategic financial rationale for this combination. Stephen?

Stephen B. Bratspies

Chief Executive Officer & Director, HanesBrands Inc.

Thanks, Glenn, and good morning, everyone. Our team at HanesBrands has known you and Gildan for many years and we have great respect for your company, manufacturing strength and long track record of success. In recent years, the HanesBrands team has made substantial progress to strengthen and focus our business, delivering consumer centric innovation, driving market share gains and retail space expansion, and attracting younger consumers to our portfolio of brands. We’ve simplified our supply chain and enhanced our manufacturing process. Our team has faced opportunities and challenges with determination, and I’m incredibly proud of how far we’ve come. HanesBrands’ board of directors is confident the combination with Gildan is the right next step for the company and will be a positive catalyst to take HanesBrands to the next level.

As part of Gildan, HanesBrands will benefit from an even stronger financial and operational foundation that will provide new growth opportunity. The combination of our two companies will help to power further innovation, a broader product offering and greater reach across channels and geographies. Importantly, the transaction delivers significant and certain value for our shareholders, both through immediate cash and a substantial upside potential of the combined company. As part of Gildan, we look forward to expanding on HanesBrands’ portfolio of leading innerwear brand and go-to-market expertise, opening new doors for growth and impact. I couldn’t be more thrilled about the future of HanesBrands under Gildan’s leadership, especially as Gildan intends to maintain a significant presence in Winston-Salem.

Finally, I want to extend my deepest gratitude to our associates around the world. Your dedication, hard work and resilience have built HanesBrands into an iconic and trusted name. Thank you. And over to you, Glenn.

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Thank you, Steve. There is no doubt in our minds that the strengths of our companies are complementary. At Gildan, we have a proven operational experience to drive significant value creation and here are the core elements that I’d like to leave you with, which underscore the compelling strategic and financial rationale for the combination. First, the acquisition effectively doubles our revenues to about $6.9 billion on a last 12-month pro forma basis and builds on industry leading margins. Our expanded scale will enhance Gildan’s position in basic apparel as one of the largest global apparel players by number of units sold with strong innovation from yarn, spinning to end product and great supply chain capabilities to support customers.

Second, we’ll be bringing together Gildan’s leadership in activewear with Hanes’ leading innerwear retail presence and expertise. The combination will enhance our go-to-market capabilities and our continued growth in all channels. It will accelerate Gildan’s retail presence, which is portfolio of brands while supporting the growth of the Hanes brands in activewear in all retail channels. Furthermore, the combination of our organizations will result in meaningful, balanced category and channel exposure. So, Gildan’s product offering and diversification will be enhanced with the addition of Hanes iconic innerwear brands broadening our consumer reach and further reinforcing our reliance on seasonal and cyclical variations.

Our state-of-the-art low-cost vertically integrated manufacturing network will be instrumental. The combined global supply chain is expected to enhance our low cost advantage with an opportunity to drive manufacturing synergies. Gildan will use its best-in-class low-cost manufacturing structure and operational expertise to efficiently relocate production volumes across geographies and to optimize its network of distribution, logistics, infrastructure by leaning on proven operational capabilities. Finally, the transaction is expected to be immediately accretive to Gildan adjusted diluted EPS in year one and it’s accretive to adjusted diluted EPS over 20% pro forma for the expected synergies of $200 million.

So, in conclusion, today marks the start of exciting new chapter for both Gildan and Hanes. Together, we’re bringing complementary strength, shared values and a united vision to create something far greater than the sum of the parts. This combination positions us well to expand opportunities for our people and delivering even more value to our customers and our shareholders.

I want to thank our team for their dedication and commitment that made this moment possible, and I’m confident that the road ahead will be defined by collaboration, innovation and success. We’re enthusiastic about shaping what’s next together and optimistic about the future.

And now, I would pass the call over to Luca. Thank you.

Luca Barile

Chief Financial Officer & Executive Vice President, Gildan Activewear Inc.

Thank you, Glenn. And good morning, everyone. Let me start by going over the transaction terms and financing, and then I’ll discuss our 2025 guidance and three-year outlook. Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of Gildan and HanesBrands. HanesBrands shareholders will receive 0.102 Gildan shares and $0.80 in cash for every HanesBrands share for a total enterprise value of $4.4 billion. Based on the August 11 closing price for Gildan and HanesBrands shares, the offer implies a value of $6 for HanesBrands share, representing an implied premium of approximately 24% to HanesBrands’ closing price. This represents an enterprise value to adjusted EBITDA multiple of 8.9 times. HanesBrands’ last 12 months adjusted EBITDA or 6.3 times including expected run rate synergies of $200 million.

Furthermore, the HanesBrands board of directors recommended that HanesBrands’ shareholders vote in favor of the proposed transaction, which is expected to close in late 2025 or during the first quarter of 2026. The transaction is subject to HanesBrands’ shareholder approval and other customary closing conditions, including regulatory approvals. That said, upon closing, HanesBrands’ shareholders will own approximately 19.9% of Gildan shares on a non-diluted basis, providing HanesBrands’ shareholders the ability to participate in the combined entity’s expected growth opportunities and synergies.

Now turning to transaction financing, the implied transaction consideration is approximately 87% stock and 13% cash for every HanesBrands share. The cash portion of the acquisition is anticipated to be approximately $290 million. Moreover, we expect to refinance HanesBrands’ revolving credit facility, term loans, unsecured notes and short-term debt totaling about $2 billion in aggregate. Accordingly, Gildan has obtained $2.3 billion of committed transaction financing, comprised of $1.2 billion bridge facility as well as term loans in the aggregate amount of $1.1 billion.

The bridge facility provides financing to backstop an anticipated issuance of new debt securities prior to the closing of the acquisition. Importantly, we expect to obtain investment grade ratings from S&P, Moody’s and Fitch and we expect that at closing, Gildan’s net debt leverage ratio will be approximately 2.6 times. It should be noted that we intend to pause our share repurchases through closing of the transaction and until our net debt leverage ratio moves back to the midpoint of our target leverage framework of 1.5 times to 2.5 times net debt to adjusted EBITDA. That said, we see our net debt leverage moving back to or below 2 times within 12 to 18 months following the closing of the transaction.

Finally, one last item to consider before I turn to our 2025 guidance and three-year outlook. In conjunction with today’s announcement and following the close of the transaction, we expect to initiate a review of strategic alternatives for the HanesBrands Australia business. We’ll conduct the strategic review and execute the approach that is in the best interest of the company and which creates long-term value for our shareholders. We are focused on wholesale printwear and retail markets where we can leverage our low-cost vertically integrated manufacturing network and the Gildan and HanesBrands’ portfolio of brands. At this point, it would be premature for us to provide further comment on this matter.

Now turning to the outlook. Firstly, considering the expected timing of the transaction close, we are reaffirming our revenue and adjusted diluted EPS guidance for 2025 as recently detailed in our second quarter earnings release. Then as Glenn mentioned earlier, the transaction is expected to be immediately accretive to Gildan’s adjusted diluted EPS and the accretion to adjusted diluted EPS is in the 20% plus range pro forma for the expected run rate cost synergies of $200 million. Approximately, $50 million and synergies are expected to be realized in 2026, $100 million in 2027, and $50 million in 2028.

Therefore, assuming completion of the proposed transaction and reflecting its impact, we are providing a three- year outlook for the 2026 to 2028 period. As such, we expect net sales growth at a compound annual growth rate in the 3% to 5% range. CapEx as a percentage of sales of approximately 3% to 4% per year on average. Continued shareholder returns via share buybacks and dividends, in line with the previously stated long-term leverage framework of 1.5 times to 2.5 times net debt to adjusted EBITDA.

As mentioned earlier, we intend to pause our share repurchases until our net debt leverage ratio moves back to the midpoint of our target leverage framework. And adjusted diluted EPS is expected to grow at a compound annual growth rate in the low 20% range as compared to the midpoint of Gildan’s 2025 adjusted diluted EPS guidance of $3.40 to $3.56. In this regard, adjusted EPS growth in the first year after acquisition is expected to meaningfully exceed the low 20% range.

With that, I’ll now turn the call back over to Jessy.

Jessy Hayem

Senior Vice President, Head-Investor Relations & Global Communications, Gildan Activewear Inc.

Thank you, Luca. This concludes our prepared remarks, and now we’ll begin taking your questions. Before moving to Q&A, I’d like to remind you to limit your questions to two, and we’ll circle back for a second round if time permits. Sarah, you may begin the Q&A session, please.

QUESTION AND ANSWER SECTION

Operator: Thank you. Your first question comes from Jay Sole of UBS. Your line is open.

Jay Sole

Analyst, UBS Securities LLC

Terrific. Thank you so much. Glenn, Steve, both of you have talked about opportunities for, I guess, what would be called near-shoring, just because of the tariff situation that the US has created, putting tariffs on many countries in Southeast Asia. How does this deal perhaps create an opportunity to take market share from some of the manufacturers in Southeast Asia? And how does it maybe accelerate that opportunity, if you could talk about that that would be great. And then secondly, Glenn, if you could talk a little bit more about the synergies, if you could give us a little bit more detail why you think $200 million is the opportunity out there, where will that come from? If you could outline that in a little bit more detail, that would be great. Thank you.

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Okay, great. Well, look at I think that both companies are in a unique position. Today, if you look at the manufacturing footprint and supply chain of Gildan and Hanes and overlay and we’re exactly aligned together, we have basically the bulk of our production in Central America and the Caribbean as well as some production in Asia. So, we think that we’re really well aligned to take advantage actually of this near-shoring opportunity. Our manufacturing capabilities, our low cost model and the investments we made, I think we’re going to have some support what’s there for Hanes to really step up to the plate.

So, altogether, our network, I think, will work together. And also that’s part of really when you go to your second part of the question is the synergies. I mean, the synergies are really leveraging our manufacturing structure. We’ve got available capacity. They’ve got two large facilities in the region that can be modernized to Gildan standards. And obviously, we’re going to relocate volumes geographically and in-source more volumes into our own premises. So, that’s still going to be a big part of the synergies as well as leveraging the Hanes retail expertise and all of what they have together in Winston-Salem.

And really consolidating distribution footprints, optimizing logistics, IT infrastructure, I mean, there’s a lot of synergies. I mean, we feel that there’s at least $200 million. Our analysis says, that number is greater. But we’re providing a $200 million target, because that’s what we know we can deliver. And we’re very comfortable with those synergies, basically.

Jay Sole

Analyst, UBS Securities LLC

Got it. Thank you so much.

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Thank you.

Operator: The next question comes from Paul Lejuez with Citigroup. Your line is open.

Paul Lejuez

Analyst, Citigroup Global Markets, Inc.

Hey. Thanks, guys. Just continue on the synergy topic. Can you maybe talk about what the earlier synergies to be realized are likely to be? Maybe, in other words, it’s a low hanging fruit that – maybe get back $50 million in year one versus the $150 million in years two and three? And then second, can you just talk about the Australia business a bit, the manufacturing base that is used for that business, the EBITDA tied for that business and how does selling that business, if in fact you do, impact the synergy numbers that you indicated today, like, were there any synergies tied to the Australian business in the numbers you’ve provided? Thanks.

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

We really don’t want to comment on the exact synergies, but one would say, look, I mean, they’re both public companies. You’ve got public company expenses. I mean, that’s obviously an obvious first year reduction of SG&A. So, I’ll leave it with that. But I think we have a very good articulate plan to roll out the synergies over the three-year period, $50 million in year one, $100 million in year two and $50 million in year three.

As per Australia, look, we really haven’t applied any synergies to Australia, because Australia is a business that’s completely outsourcing the majority of its product. It’s not a manufacturing model like the traditional Hanes underwear and innerwear business. So, that’s one of the reasons why we’re looking to divest it, because we really don’t have a lot of synergies that will be applied to that business. And we’re looking for a strategic review of what to do with the business as we go forward.

Paul Lejuez

Analyst, Citigroup Global Markets, Inc.

Got it, thanks. And then just one follow up, what rate do you expect to be able to refinance the debt at? And are there any savings, including in the synergy numbers you provided to that?

Luca Barile

Chief Financial Officer & Executive Vice President, Gildan Activewear Inc.

Yeah. So, the way we think about the refinancing, we’re in really good position. And given the committed financing for the transaction and the way I would think about it is, that will be refinanced at market rates.

Paul Lejuez

Analyst, Citigroup Global Markets, Inc.

Thank you.

Operator: The next question comes from Chris Li with Desjardins. Your line is open.

Chris Li

Analyst, Desjardins Securities, Inc.

Hi. Good morning, everyone. I wanted to start with Glenn. I think you’ve mentioned maybe in your opening remarks already, but I wanted to maybe go deeper a little bit in terms of what type of revenue synergies do you expect to achieve as a result of this combination?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Well, when you look at the two businesses combined and where we guided to the 3% to 5% in revenue growth, Gildan’s strategy is not changing. If you look at the core business of Gildan, it’s mid-single digit growth. Gildan is a leader in activewear. We’re leveraging our manufacturing platform really to focus on the wholesale market and leveraging innovation and our cost structure to continue taking market share, win the distributor market, the national accounts and supporting retailer private label as well and the GLB businesses.

The focus with Hanes, Hanes is more of a, I would say, low-single digit business, but they’re the number one player in innerwear, 125-year iconic brand. And they’re unrivaled in terms of their retail presence. So, our objective is to really look at – and where the value – to unlock the value of HanesBrands is to really leverage our low cost manufacturing and drive additional activewear sales in HanesBrands in retail or across all the retail channels. So, that’s really where we look at the big opportunity.

We guided to a 3% to 5%. So, if you take Gildan and you take – mid-single digits and Hanes low-single digit, that’s what brings you into the range. And then as we look at the 3% to 5%, how we would get to the higher end of that range is really being successful and driving an activewear strategy at retail. And that would really be, I think, where the larger opportunity would come from a synergy of the two companies.

Chris Li

Analyst, Desjardins Securities, Inc.

Okay. That’s helpful. Thank you for that. And maybe one for you Luca. I think on your own, you’re going to be generating about $450 million of free cash flow this year. And I think Hanes has a target of $300 million of free cash flow this year. On a combined basis, what do you think will be the free cash flow generation potential of this company?

Luca Barile

Chief Financial Officer & Executive Vice President, Gildan Activewear Inc.

Thank you for your question. It’s going to be strong. I think that’s the way you have to think about it. The cash flow generation is going to be strong. And maybe with that question, I think the thing to keep in mind, I guess, from a financial rationale of the behind the transaction, what’s comforting or what’s very attractive is, you take a look at the model, right, the transaction is immediately accretive to earnings, right. 20% plus pro forma for synergies. The growth profile that Glenn just articulated, 3% to 5% CAGR over the next three years, we’re moving from mid-teens to low-20s in terms of the EPS CAGR.

All this and the leverage that’s expected at closing is 2.6 times. So, to your point on cash flow, with strong cash flow, we de-lever this transaction relatively quickly. 12 to 18 months, we’re going to be back around 2 point – times of leverage. And that gives us the ability now with that strong free cash flow to return capital back to shareholders via share buybacks. We remain investment grade, $200 million of synergies, it’s front loaded EPS, so I think the cash flow generation is the linchpin, if you think about this. We really have the ability to unlock value with a strong balance sheet and strong balance sheet fundamentals.

Chris Li

Analyst, Desjardins Securities, Inc.

Okay. Thanks very much and all the best, everyone.

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Thank you.

Luca Barile

Chief Financial Officer & Executive Vice President, Gildan Activewear Inc.

Thank you.

Operator: The next question comes from Vishal Shreedhar with National Bank. Your line is open.

Vishal Shreedhar

Analyst, National Bank Financial, Inc.

Hi. Thanks for taking my question. Glenn, just as you contemplated this deal, wondering how you think about the long-term performance at Hanes and maybe why that may make underperformed relative to expectations and even within your own retail aspirations over the years and the long-term performance of Gildan in retail. And when you look at those two together, there may have been some underperformance at least relative to expectations of The Street. So, how should we think about the combined entity and why you’re so comfortable with the sales target at Hanes, the reconstituting and delivering sustainable growth? We understand the cost synergies, but on the revenue side, why do you feel comfortable about the outlook for sustainable growth?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Okay. Well, I’ll start with the retail presence, okay. First of all – and maybe just sort of take you back in terms of the two different types of business and we’re really the value is going to be created, okay. In retail – and maybe the reason why Gildan wasn’t as successful as retail – as Hanes has been in terms of their brand strategy, okay. So, in retail, the key factors of driving success are brand innovation, quality, scale and availability and price. Those are sort of we have to look at the way the success factors roll out. In wholesale, which is really our core business at Gildan today, it’s price, availability, innovation and quality and brand is further down the requirement. So, in wholesale we’re able to gain market share by leveraging our low cost manufacturing.

So, if you look at the last 24 months, how much share we’ve gained because we have a significant advantage relative to our competitors. In retail, it’s a little bit different, brand is more relevant. And Hanes has a very, very strong brand. In fact, even though Gildan sells its underwear today in retail, HanesBrands is still gaining market share. So, it has a good growth profile in the core Hanes brand and its increasing share. Where Gildan has been successful at retail is really driving a private label strategy and really sort of going after those third tier brands basically and taking share from them.

So, the combination at retail really works well, because Hanes has got a positioning that we really can’t leverage basically because of their brand strength. And Gildan basically is really focused on the private label and those third tier brands. So, together we now kind of tackle really the whole market and really obviously drive synergies together. And if you look at the two companies and their offerings, they work so well together that Hanes is sort of invested significantly year-after-year hundreds of million dollars in advertising in their brand development. We can never do that at Gildan. I mean, they’ve got – you take $100 million for the last three years, basically, hundreds and hundreds of – billions of dollars basically invested in brand strategy.

And contrary to what Hanes has been doing, investing in their brand, Gildan has invested in low-cost vertically integrated manufacturing, where we’ve – that’s where all of our capital has gone. And so together, these two companies are complementary. We have an iconic brand like Hanes, and you have a vertically integrated low- cost producer like Gildan and now that opens up everything in the market for us from all aspects. So, we’re pretty confident that we’re the Whitespaces for Hanes basically is, they’re really an innerwear brand and they really don’t have an activewear presence at retail today. I mean, only 10% of the revenues are actually activewear and half of that is basically in the printwear channel. So, they have very little retail presence in the Hanes brands. So, we think we can unlock that value and therefore, if we do, we think we’ll be in a good position.

Now just going back to your question about what we think is that, Hanes is a low single-digit business. Now, they’ve gone sort of to their own back to basics strategy. And you saw that in their earnings call where they just increased our earnings, because they’re reducing cost and sort of complexity out of their business. And the one thing I want to leave you with is that the core Hanes business is underwear, socks, T-shirts and sweatshirts. It’s everything that we do. I mean, our product category, our manufacturing footprint, everything is identical.

So, you can walk into a Hanes plant, may not be as efficient and modernized as a Gildan factory is today, but they’re running the exact same processes, with the exact same types of equipment. So, this is a really complementary acquisition from all aspects and we really work together where we’ve got the vertically integrated low-cost manufacturing and now we can leverage its iconic brands in a much simpler, downsized business that will be more manageable for Gildan and Hanes collectively to operate.

Vishal Shreedhar

Analyst, National Bank Financial, Inc.

Okay. Thank you for that perspective. And with respect to the manufacturing, which has been Gildan’s strength over the long-term, what percentage of HBI manufactures a much broader product portfolio than Gildan with many categories that Gildan isn’t in. So, what percentage of their product portfolio could be accommodated within a Gildan facility or will Gildan be building different types of facilities and does this change the facility plan that you’ve previously communicated to us about Bangladesh and the Honduras expansion?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Well, I would say that Hanes stated that 75% of their volume has been – is in-sourced. And when you take out the Australian business, that number goes way up, okay, so that’s the point. So, like I said earlier, their product category and our product category are really the same. And what we’re going to do is, we’re going to utilize the whole network to optimize it and come up with the best cost structure, best capital allocation that we possibly can in today’s environment to create the maximum amount of synergies we can and flexibility in our supply chain. So, I think we’ll – and look, part of this is, I haven’t visited their factories yet. We’ve got a lot of data. But obviously, in the next coming months, we’re going to continue to articulate our integration plan. And as we go through the next four, five months, we will articulate as we conclude the transaction at the end of this year, beginning of next year, and give more visibility on our actual integration in terms of the manufacturing.

Operator: The next question comes from Brian Morrison with TD Cohen. Your line is open.

Brian Morrison

Analyst, TD Securities, Inc.

Thank you. Good morning. Glenn, I want to circle back to that question. You just talked about the overlap in certain products, the socks, the underwear, the T-shirts, the sweatshirts, but Hanes also has a number of intimate brands such as Maidenform. I’m just wondering if you view these as core as they don’t seem to overlap with your current profile?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Yeah. Well, they don’t obviously. And basically, it’s more of a cut and sew operation, but it’s very structured. So, they produce outside of Maidenform, which is really more of a shapewear and it’s more of those products are being sourced and that’s an area of which I think Hanes called out, which is declining in revenue. That’s something we still obviously need to continue to evaluate.

But I would say that in general, the intimate business is a very structured business. I mean, bras are relatively structured. They buy components. They’re being produced in very efficient factories. And for the bulk of their bra business it’s actually manufactured internally. So, that’s something that we’re still need to spend a little bit of time and energy on. But so far as we can see, it’s just another part of the intimate business and also it’s very small with the overall scale of things. That’s roughly 15% of the overall revenues as we go forward.

Brian Morrison

Analyst, TD Securities, Inc.

Okay. Thank you for that. I wanted to ask about the outsourced of 25%, but you answered that. I want to go on and ask, can you talk about the vertical integration opportunities? You’ve put a lot of capital recently into yarn spinning and you’re largely self-sufficient and that is going to flow through nicely, I believe, in 2026. I’m wondering if there’s ample opportunity to expand vertical integration with Hanes and specifically on the yarn spinning front?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

What I would say to you is that, look, we’ll definitely utilize our innovation between the yarns that we use to make our fleece, our new soft cotton technology to help support the growth of Hanes’ activewear business, because that’s really where I think the opportunity is for us collectively to grow top line sales. So, I think we’re well- positioned.

I mean, we’ve got ample capacity in our yarn spinning as we have new production coming online. And Hanes has a very good supply chain today in terms of who they buy their yarn from. So, we’ll manage and maximize both of these opportunities and really at the end of the day, the most important thing is that we believe that our manufacturing footprint can help innovate and elevate collectively all of our brand strategies amongst all of our portfolios as we continue to go forward.

Brian Morrison

Analyst, TD Securities, Inc.

Thank you.

Operator: The next question comes from Martin Landry with Stifel. Your line is open.

Martin Landry

Analyst, Stifel Nicolaus Canada, Inc.

Good morning, guys. Luca, I was wondering if you could tell us what tax rate you’re using in your accretion calculation for this year and the years forwards?

Luca Barile

Chief Financial Officer & Executive Vice President, Gildan Activewear Inc.

So, when you think of taxes, obviously, you have the disclosures of both the companies. And when you look at the combination, I would say that, going forward, close to the 20% range is a rate to be used.

Martin Landry

Analyst, Stifel Nicolaus Canada, Inc.

Okay. Thank you. And Glenn, looking at Hanes, their revenues have been declining over the last two years, but there are pockets of growth within the organization. And for those of us that are maybe a little less familiar with Hanes, can you just maybe talk a little bit about some of the pockets of growth that they have, some of the brands that are doing well, some of the wins that they’ve had recently, that would be super helpful?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Maybe I’ll let Steve take that one, okay.

Martin Landry

Analyst, Stifel Nicolaus Canada, Inc.

Yeah.

Stephen B. Bratspies

Chief Executive Officer & Director, HanesBrands Inc.

Sure. As we think about our business, if you look at coming into this year, we stabilized growth and are roughly flat to slightly up. So, we feel good about where we are overall. Inside of that, our basics business, which is a lot of the business that Glenn’s been talking about that fit so well under the Gildan umbrella is now running up low- single digits. So, we’re very excited that we’ve stabilized that business. The Hanes brand is incredibly powerful, continues to resonate with consumers. We continue to gain space at retail, so we’re very solid in our basics business and feel good about that.

And then some of the new businesses that we’ve been adding and expanding into activewear, which Glenn talked about, such a big opportunity, is also growing for us. So, activewear is up about 30% and we’re entering some new categories as well. So, we feel good that we’ve come over the hump, if you will, on growth. It’s certainly challenging out there, but the businesses that are growing fastest inside of HanesBrands right now, which is the Hanes brand and we refer to as our basics business is back to consistent growth. So, the fit inside of the manufacturing capabilities in Gildan with our go-to-market is a very nice fit and should be complementary of going forward.

Martin Landry

Analyst, Stifel Nicolaus Canada, Inc.

Okay. Thank you and best of luck.

Operator: The next question comes from Luke Hannan with Canaccord Genuity. Your line is open.

Luke Hannan

Analyst, Canaccord Genuity Corp.

Thanks. Good morning. And congratulations on announcing this deal. I want to ask specifically about the opportunity for HanesBrands to be able to grow within activewear. Is it, in your view, Glenn or Steve, whoever wants to take this, that it’s possible for Hanes to – now on a combined basis, for Hanes to be able to have a market share in categories like fashion basics and fleece, similar to what Gildan has today or in other words, can the portfolios of brands that you have in each of those categories, do you envision them both basically having similar market share over the long-term?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Well, I would say that, look, we’re two different channels, right. So, I’ll talk maybe about the wholesale channel. And Steve, can answer maybe a little bit more on the retail side. But I would say to you that we’re continuing to drive market share in the printwear segment, on our fashion basics, our fleece and all of our soft cotton technology. And the big opportunity for us, I guess, is to leverage that opportunity and our cost structure at retail and unlock that potential in terms of activewear, where we I think today Hanes has a very limited amount of market share in the retail category, although it’s growing and maybe you want to discontinue that part of the answer, Steve?

Stephen B. Bratspies

Chief Executive Officer & Director, HanesBrands Inc.

Sure. Yeah. As you think about activewear, as we define it, our consumer activewear business is really a retail business, so it’s very complementary to Gildan’s business. It’s roughly about 10% of our US business today and primarily fleece. It’s a very good business and it is growing. And we see really good potential for not only top line, but profit improvement over time. And you take the synergies and the efficiency that Gildan brings, that should only accelerate. Hanes plays very well in that space in the channels that we’re in. So, it’s a big opportunity, a nice growth opportunity going forward.

Luke Hannan

Analyst, Canaccord Genuity Corp.

Thanks. And then for my follow up, Glenn, you had mentioned HanesBrands has also gone sort of its own version of back to basics, and that’s helped them sort of upgrade their views on growth going forward. But also, you did touch on innovation as well. And I just want to be – get a little clarity, I guess. Do you envision – in terms of rolling out innovation through HanesBrands assortment, things like the soft cotton technology, for example, is that specifically factored into the synergies that you’re targeting or is that additive to that?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Well, that’s going to be sort of a sales synergy. I mean, that’s how we’re going to get the top line growing. I would say that our cost structure – the synergies are revolving more around costs, reducing cost of the units being manufactured. So, our technology and innovation, because that’s – really if you look at Gildan today, we’ve built such a low-cost model that we’re able now to invest in innovation, either being our ring spun products or MVS yarn that we use for our fleece, our soft cotton technology, we’re just able to produce those products at a very favorable and attractive price that will help drive revenue growth in the future.

So, one is, we’ll get the revenue growth, but two is, our objective is to support the brand strategy with innovation by leveraging low cost manufacturing. And that’s really going to be the key to take an iconic brand like Hanes and leveraging Gildan’s footprint of low cost manufacturing and really adding value to the consumer, I think ultimately will continue to drive, share and separate us apart from the competition.

Luke Hannan

Analyst, Canaccord Genuity Corp.

Okay. Thank you very much.

Operator: The next question comes from John Zamparo with Scotiabank. Your line is open.

John Zamparo

Analyst, Scotia Capital, Inc.

Thank you. Good morning. I wanted to follow up on the past questions about capacity and the messaging from Gildan prior had been that the business is operating at roughly 90% capacity. So, I wonder if you can share a pro forma number for the combined business, especially factoring in the potential exit of the Australia business and moving some manufacturing to the internal? And are there any products or categories in which you’re somewhat constrained?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Well, what we said is that we had about 10% additional capacity and we were actually expanding to another 10% before the end of this fiscal year. So, we had good, ample capacity. So, look, we haven’t decided yet. We got to do a little bit of work on the networking. But I would say to you that we’ve got ample capacity basically available between the two companies. I think the capacity strategically located geographically to continue to reduce the impact on tariffs. Between the two companies, Gildan and Hanes’ volume today, we’re the largest consumer of US cotton, probably a period. And they use US cotton as well.

So, we’re going to definitely look to – and one of the things about the scale that we mentioned earlier is that, Gildan built its low-cost manufacturing advantage on scale. We had one plant, then we had two plants, we had three plants, we had four plants. And every time we got another plant, basically, we said, well, let’s just make this product in this plant and let’s just make this product in that plant. So, as we look at the network, we’re going to streamline our combined manufacturing and say, okay, this is going to be making this product, this is going to be making this product. So, we’re going to get scale and efficiency basically through the integration of the two businesses, basically on a longer term basis. So, we’re very optimistic that our synergy number is somewhat conservative and that we’re going to add basically good cost, good innovation and we’re very excited about the opportunity.

John Zamparo

Analyst, Scotia Capital, Inc.

Okay. Maybe...

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Maybe one last point. I sort – yeah, sorry. Just one last point, the Australian business is just not a manufactured business because that type of product that is sold in Australia is pretty much outsourced and bought from third party suppliers basically.

John Zamparo

Analyst, Scotia Capital, Inc.

Right. Understood. Okay. Thank you for that. And then thinking more broadly, this deal is materially larger than any acquisition Gildan’s done in the past. So, is there anything Gildan has learned from past acquisitions that you believe set you up for a successful integration this time around? And in what ways is Gildan approaching this differently than in past deal?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Well, I mean, I think, look, we’ve had many good acquisitions, basically. And they’ve all been small, but they’ve all been consistent. T-shirts, sweatshirts, socks, underwear, things we know how to deal with. So, this is a large acquisition in revenue, but in terms of the amount of product that they actually manufacture, in terms of their scale, because it’s innerwear, it’s not as sizeable, let’s say, for example, from a manufacturing perspective as our activewear business, because activewear, it takes a lot more fabric to be able to support it.

So, it’s really – the way you have to look at it is, that’s not deviating from what Gildan does best. It’s really basically underwear, socks, T-shirts, sweatshirts, things that we are core to, that we understand, their processes are the same as ours, their customers are the same as ours, their distribution centers function just like ours do. So, the opportunity for us to scale these things together optimize and synergize what we have, I think, is going to be relatively easy. It’ll be complex, because it’s large, but it will be – we have a very good understanding of it and systematic the way we approach it to really continue to unlock all that value. So, we’ll be very careful.

And the other point is, look, we’re going to also leverage the core competency of Hanes, as your sales and marketing team in Winston-Salem as well, which will be a continued focus for the company and leverage us and give us additional manpower and expertise that today we may not have as well. So, there’s a lot of great things that are happening here. I think that the acquisition is, these are two pieces that move very close together. And although, it’s large, we feel that it’s very complementary. And because of the similarities of all aspects of the business, we think it’s very manageable from an integration perspective and we feel that the integration should be complete. In the 12 to 24 months, some of it will spill over in 36 months. That’s why we’re confident in the cadence of the accretion.

John Zamparo

Analyst, Scotia Capital, Inc.

Thank you very much.

Operator: The next question comes from Stephen MacLeod of BMO Capital Markets. Your line is open.

Stephen MacLeod

Analyst, BMO Capital Markets Corp. (Canada)

Great. Thank you. Good morning, guys, and thanks for all the color. I just wanted to ask a question about just kind of getting a better understanding of the retail strategy. So, understanding that Hanes has a very strong innerwear position at retail. And when you just talked about leveraging a lot of the infrastructure that Hanes has in place, so do you expect to try to roll new brands from Gildan into retail? Or is it more just about leveraging the infrastructure to kind of get your activewear brands, your activewear product more strongly into the retail channel?

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

Well, I would say, the focus is going to be to leverage the Hanes brand into activewear. I mean, continued growing into innerwear business, leveraging with innovation and that kind of opportunity. But the real activewear play, I think, retail is going to be the leverage, obviously the Hanes brand. We do have a portfolio of brands, we have GOLDTOE, we have our Gildan underwear that’s currently being sold through various retailers. We have a lot of our other products that are sold online with retailers as well.

So, they’re going to manage – anything that we look at, how we’re going to go-to-market, I think could be enhanced with the capabilities and the team that’s available and the expertise that we have at Hanes today. So, we think that we’re going to enhance our positioning at retail with us leveraging activewear and supporting low- cost manufacturing, but at the same time there’s a good opportunity that we can leverage our portfolio brands as well.

Stephen MacLeod

Analyst, BMO Capital Markets Corp. (Canada)

Okay, that’s helpful. And then maybe just on manufacturing and synergies, I just had sort of two questions related, but one is, why did the synergies tick up in 2027? And then when you think about the supply chain side of the synergy math, which is roughly 50%, do you see any manufacturing consolidation opportunities?

Luca Barile

Chief Financial Officer & Executive Vice President, Gildan Activewear Inc.

Well, maybe one part of the question, Stephen, in terms of the uptick in the second year has also to do with the assumption of the closing of the transaction. If it closes in the first quarter of 2026 and then, obviously, from a manufacturing perspective, you have the synergies that would roll through your cost and inventory and then roll into your P&L. So, some of that is just structural with the way the cost – and cost synergies would run through the P&L.

Glenn J. Chamandy

President, Chief Executive Officer & Director, Gildan Activewear Inc.

And as far as the manufacturing footprint, look, we’re going to devise our strategy over the next five months. But, look, we’re going to optimize as best we can. We’re going to basically – just to put things in perspective, we’re not optimizing Gildan’s manufacturing, because we have more capacity, including the extra 10%. So, obviously, as we run our capacity full as a first step, that’s going to reduce overall costs of Gildan, which will be a synergy in itself. And then, we’ll continue to look at the assets that are there for Hanes. In certain cases, there could be some modernization to those assets.

We’ve also applied that we’re going to spend about 3% to 4% still on CapEx. So, we’re still continuing to invest capital, which is a key strength behind Gildan’s low-cost vertically integrated manufacturing that’s going to support innovation and revenue growth in the future. So, we’ll decide where we’re going to put these assets and some arbitrarily as tariffs will play a part of that. I mean, if tariffs continue to go up, I mean we’re well-positioned and the same is we are really with our US cotton input to reduce the impact of tariffs. So, we’ll decide where we’ll put that capacity. And we think that that would be – once we look at the facilities and build their integration plan.

Stephen MacLeod

Analyst, BMO Capital Markets Corp. (Canada)

Thank you.

Operator: Thank you. This concludes the question-and-answer session. I will turn the call to Jessy Hayem for closing remarks.

Jessy Hayem

Senior Vice President, Head-Investor Relations & Global Communications, Gildan Activewear Inc.

Thank you, Sarah. Once again, we’d like to thank everyone for joining us today on short notice and attending our call. We look forward to speaking with you soon. Have a great day.

Operator: This concludes today’s conference call. Thank you for joining. You may now disconnect.

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan Activewear Inc.’s (“Gildan”), HanesBrands Inc.’s (“HanesBrands”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.